Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

The following information regarding Entergy Corporation’s pending transaction with ITC Holdings Corp. was included in Entergy Corporation’s 2012 Sustainability Report, posted on Entergy Corporation’s website on June 7, 2013.

2012 Sustainability Report

Letter to Stakeholders pgs 14-15

Our Strategic Imperatives

Our management team has identified seven strategic imperatives that address the realities we face – the material issues impacting long-term value creation for our key stakeholders. Our strategic imperatives are:

•	Execute MISO/ITC

•	Grow utility earnings

•	Continue to develop and implement productive regulatory constructs

•	Improve Entergy Wholesale Commodities results

•	Optimize the organization through Human Capital Management

•	Maintain financial flexibility

•	Align the corporate culture

Each of these strategic imperatives, which are discussed in more detail in the Material Issues section of this report, can create sustainable value for our owners, customers, employees and communities. For example, customer benefits of approximately $1.4 billion are projected in the first decade from Entergy’s utility operating companies joining the Midcontinent Independent System Operator, Inc. MISO is one of the largest regional transmission organizations in the country. Beyond lowering customer bills, joining MISO improves our ability to fund future investment and reduces risk for owners and other stakeholders by transferring functional control to a mature entity. We continue to target December 2013 for moving to MISO.

The next phase in this imperative is the proposed spinoff and subsequent merger of our transmission business with ITC Holdings Corp., which creates value for all our stakeholders. We believe it is the right transaction at the right time with the right partner. Consistent with the intent of the U.S. Congress and the Federal Energy Regulatory Commission, we believe ITC can provide a more reliable, standardized and better-run grid. Operating under the right structure, the system will ultimately lead to lower overall delivered cost of energy in the Middle South, enhanced economic standing and prospects for our communities and better career opportunities for our employees.

ITC’s sole focus on building, maintaining, operating and owning transmission leads directly to operational excellence. Each of the three companies that ITC has acquired has undergone targeted, cost-effective investment and maintenance programs that led to significant improvements in transmission and system performance. ITC’s transmission reliability statistics on its mature systems are top-decile. Better reliability means reduced congestion, which lowers production costs for customers, translates to fewer outages and leads directly to a more competitive and growing regional economy.

In April, ITC received shareholder approval for the transaction. We continue to progress through the retail regulatory approval process as regulatory staffs and interveners file testimonies stating their positions on the record with one hearing already behind us in Texas. We are committed to discussing their concerns and working to address them in meaningful ways in the context of the many benefits of the ITC transaction. The benefits for our customers, employees and communities are real and will be produced over time based on what the system can become in the future under the right structure.

A Transmission Approach for the Next 100 Years pg 30

Delivering sustainable benefits for our owners, customers, employees and communities

Demands being placed on the electric grid today are vastly different and greater than those for which it was designed and built. Meeting these demands could require the U.S. electric utility industry to invest between $1.5 and $2 trillion in infrastructure between 2012 and 2030. Entergy recognizes this challenge and is pursuing an affordable, reliable solution – spinning off then merging its electric transmission business with ITC Holdings Corp., an independent, transmission-only company. The spin/merge transaction is designed to ensure not just the availability but also the reliability, diversity and security of energy in our region. We believe this is an optimal solution that can deliver benefits for our owners, our customers, our employees and our communities. The regulatory approval process for the ITC transaction is under way, with filings made in all jurisdictions. Entergy utilities secured in 2012 retail regulatory orders, subject to conditions, granting their requests to join the Midcontinent Independent System Operator. This is a necessary first step in realizing the value of an optimized energy delivery system. An order from the Missouri Public Service Commission, which does not regulate retail service for any Entergy Operating Company, remains outstanding. Joining MISO is projected to deliver $1.4 billion in customer savings in the first 10 years through more efficient dispatch of generating plants and economies of scale. The target date for transfer of control to MISO is December 2013. Even as we perform extensive implementation activities required for transfer of control to MISO, we continue to reliably operate our transmission business and invest in upgrades and expansions. For example, in 2012 Entergy Gulf States Louisiana and coordinating utilities completed a $193 million transmission upgrade project to improve service reliability and accommodate growth in the Acadiana, La., area.

ADDITIONAL INFORMATION AND WHERE TO FIND IT pg 92

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on February 25, 2013. ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

FORWARD-LOOKING INFORMATION pg 90

In this report and from time to time, Entergy Corporation makes statements as a registrant concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “intend,” “expect,” “estimate,” “continue,” “potential,” “plan,” “predict,” “forecast,” and other similar words or expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Although Entergy believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including those factors discussed or incorporated by reference in (a) Item 1A. Risk Factors contained in the Form 10-K for the year ended December 31, 2012, (b) Management’s Financial Discussion and Analysis, and (c) the following factors (in addition to others described elsewhere in this report and in subsequent securities filings):

•	resolution of pending and future rate cases and negotiations, including various performance-based rate discussions, Entergy’s utility supply plan, and recovery of fuel and purchased power costs;

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the termination of Entergy Arkansas’s and Entergy Mississippi’s participation in the System Agreement in December 2013 and November 2015, respectively, and the potential for other Entergy operating companies to terminate participation in the System Agreement by providing notice pursuant to the current 96-month notice period and/or by seeking an amendment to the System Agreement that would allow for an Entergy operating company to terminate its participation in less than 96 months;

•	regulatory and operating challenges and uncertainties associated with the Utility operating companies’ proposal to move to the MISO RTO;

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risks associated with the proposed spin-off and subsequent merger of Entergy’s electric transmission business into a subsidiary of ITC Holdings Corp., including the risk that Entergy and the Utility operating companies may not be able to timely satisfy the conditions or obtain the approvals required to complete such transaction or such approvals may contain material restrictions or conditions, and the risk that if completed, the transaction may not achieve its anticipated results;

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changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, and the application of more stringent transmission reliability requirements or market power criteria by the FERC;

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changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities, particularly those owned or operated by the Entergy Wholesale Commodities business, and the effects of new or existing safety or environmental concerns regarding nuclear power plants and nuclear fuel;

•	resolution of pending or future applications, and related regulatory proceedings and litigation, for license renewals or modifications of nuclear generating facilities;

•	the performance of and deliverability of power from Entergy’s generation resources, including the capacity factors at its nuclear generating facilities;

•	Entergy’s ability to develop and execute on a point of view regarding future prices of electricity, natural gas, and other energy-related commodities;

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prices for power generated by Entergy’s merchant generating facilities and the ability to hedge, meet credit support requirements for hedges, sell power forward or otherwise reduce the market price risk associated with those facilities, including the Entergy Wholesale Commodities nuclear plants;

•	the prices and availability of fuel and power Entergy must purchase for its Utility customers, and Entergy’s ability to meet credit support requirements for fuel and power supply contracts;

•	volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities;

•	changes in law resulting from federal or state energy legislation or legislation subjecting energy derivatives used in hedging and risk management transactions to governmental regulation;

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changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, greenhouse gases, mercury, and other regulated air emissions, and changes in costs of compliance with environmental and other laws and regulations;

•	uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel and nuclear waste storage and disposal;

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variations in weather and the occurrence of hurricanes and other storms and disasters, including uncertainties associated with efforts to remediate the effects of hurricanes, ice storms, or other weather events and the recovery of costs associated with restoration, including accessing funded storm reserves, federal and local cost recovery mechanisms, securitization, and insurance;

•	effects of climate change;

•	changes in the quality and availability of water supplies and the related regulation of water use and diversion;

•	Entergy’s ability to manage its capital projects and operation and maintenance costs;

•	Entergy’s ability to purchase and sell assets at attractive prices and on other attractive terms;

•	the economic climate, and particularly economic conditions in Entergy’s Utility service area and the Northeast United States and events that could influence economic conditions in those areas;

•	the effects of Entergy’s strategies to reduce tax payments;

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changes in the financial markets, particularly those affecting the availability of capital and Entergy’s ability to refinance existing debt, execute share repurchase programs, and fund investments and acquisitions;

•	actions of rating agencies, including changes in the ratings of debt and preferred stock, changes in general corporate ratings, and changes in the rating agencies’ ratings criteria;

•	changes in inflation and interest rates;

•	the effect of litigation and government investigations or proceedings;

•	advances in technology;

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the potential effects of threatened or actual terrorism, cyber attacks or data security breaches, including increased security costs, and war or a catastrophic event such as a nuclear accident or a natural gas pipeline explosion;

•	Entergy’s ability to attract and retain talented management and directors;

•	changes in accounting standards and corporate governance;

•	declines in the market prices of marketable securities and resulting funding requirements for Entergy’s defined benefit pension and other postretirement benefit plans;

•	future wage and employee benefit costs, including changes in discount rates and returns on benefit plan assets;

•	changes in decommissioning trust fund values or earnings or in the timing of or cost to decommission nuclear plant sites;

•	the effectiveness of Entergy’s risk management policies and procedures and the ability and willingness of its counterparties to satisfy their financial and performance commitments;

•	factors that could lead to impairment of long-lived assets; and

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the ability to successfully complete merger, acquisition, or divestiture plans, regulatory or other limitations imposed as a result of merger, acquisition, or divestiture, and the success of the business following a merger, acquisition, or divestiture.